EXHIBIT 12

               Union Pacific Corporation and Subsidiary Companies
               Computation of Ratio of Earnings to Fixed Charges

                         (In Thousands, Except Ratios)

                                  (Unaudited)

          The following table sets forth the consolidated Earnings to Fixed Charges ratio of Union Pacific Corporation (the "Company" or
"UPC") for the year ended December 31, 1994 and as adjusted for the pro forma effect of (i) the Company's acquisition of Chicago and North Western Transportation Company ("CNW") and related borrowings and (ii) the Company's acquisition of CNW and related borrowings and the proposed issuance by the Company of $425 million of 7.60% Notes Due May 1, 2005 and $275 million of 8.35% Sinking Fund Debentures Due May 1, 2025, in each case as if such transactions had occurred on December 31, 1994.
The following information was derived from the audited consolidated historical financial statements of the Company and CNW for the year ended December 31, 1994. This information is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if such transactions had been consummated on December 31, 1994. The pro forma information set forth below does not include the effects of any potential increase in operating income created by operational efficiencies and new business opportunities, or one-time costs to achieve such increases, nor does it include a final allocation of purchase price to the assets and liabilities of CNW based upon fair market value. The following table should be read in conjunction with the audited consolidated historical financial statements of the Company and CNW, including the notes thereto.

                                                     Twelve Months
                                                 Ended December 31, 1994

                                                                     CNW
                                                                 Acquisition
                                                       CNW      and Securities
                                          UPC      Acquisition    Offering
                                         Actual     Pro Forma     Pro Forma

Earnings:

  Income from continuing operations.... $ 958,654   $ 927,654    $ 932,064

   Add (deduct) amount by which
      distributions are greater (less)
      than income of unconsolidated
      affiliates.......................   (50,479)   (29,194)      (29,194)
           Total.......................   908,175    898,460       902,870
                                          -------    -------       -------

Income Taxes:
   Federal, state and local............   460,344    472,901       475,491
                                          -------    -------       -------
Fixed Charges:
   Interest expense including
      amortization of debt discount....   336,012    538,546       531,546
   Portion of rentals representing an
      interest factor..................    48,588    114,004       114,004
                                           ------    -------       -------
           Total.......................   384,600    652,550       645,550
                                          -------    -------       -------







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Earnings available for fixed charges... $1,753,119  $2,023,911   $2,023,911
                                        ----------  ----------   ----------

Fixed charges--as above................ $  384,600  $  652,550   $  645,550
Interest capitalized...................      1,034       1,034        1,034
                                             -----       -----        -----

           Total fixed charges......... $ 385,634   $  653,584   $  646,584
                                        ---------   ----------   ----------

Ratio of earnings to fixed charges.....       4.5          3.1          3.1
                                              ---          ---          ---

          The ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income from continuing operations less equity in undistributed earnings of unconsolidated affiliates, plus income taxes and fixed charges. The pro forma calculation includes the effect of goodwill amortization created as part of the CNW acquisition and interest on the initial acquisition debt at an assumed interest rate of 9 percent per annum. Fixed charges represent interest, amortization of debt discount and expense, and the estimated interest portion of rental charges. The pro forma fixed charges calculation also includes interest on the acquisition debt.